Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the six-month period ended June 30, 2026, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; regulatory developments in the United States and European Union and its member countries, and other countries; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition, including within the hemato-oncology field, which may affect our assessment of the relative strategic priority of our various research and development programs; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes or disputes with respect to a licensing agreement; any failure to achieve potential benefits or our licensing agreements with licensees or to enter into future arrangements; the ability and willingness of licensees to actively pursue development activities under our collaboration agreements; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; the rate and degree of market acceptance of, and demand for, our product candidates; dislocations in the capital markets; our ability to attract and retain key scientific and management personnel; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2026 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc,. as of May 31, 2023) and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2025	June 30, 2026
ASSETS
Non-current assets
Intangible assets		535	1,117
Property, plant and equipment	7	38,788	34,797
Right-of-use assets	6	23,658	19,196
Non-current financial assets	8	5,088	4,723
Other non-current assets	8	20,025	22,734
Deferred tax assets		382	382
Total non-current assets		88,476	82,949
Current assets
Trade receivables	9.1	14,398	5,075
Subsidies receivables	9.2	7,800	7,525
Other current assets	9.3	5,383	4,970
Current financial assets	11.1	147,130	131,257
Cash and cash equivalents	11.2	61,533	35,590
Total current assets		236,244	184,417
TOTAL ASSETS		324,720	267,365

LIABILITIES
Shareholders’ equity
Share capital	15	5,903	5,924
Premiums related to the share capital	15	437,445	371,749
Currency translation adjustment		(33,316)	(32,679)
Retained earnings (deficit)		(266,538)	(264,344)
Net income (loss)		(67,593)	(39,584)
Total shareholders’ equity		75,901	41,067
Non-current liabilities
Non-current financial liabilities	12	74,013	66,185
Non-current lease debts	12	27,725	23,823
Non-current provisions	18	1,329	1,332
Total non-current liabilities		103,067	91,340
Current liabilities
Current financial liabilities	12	10,460	7,500
Current lease debts	12	7,701	6,774
Trade payables		17,277	18,202
Deferred income and contract liabilities	14	96,803	90,918
Current provisions	18	1,169	917
Other current liabilities	13	12,342	10,647
Total current liabilities		145,752	134,958
TOTAL LIABILITIES		248,819	226,299
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		324,720	267,365

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
For the six-month period ended June 30,

$ in thousands, except share and per share amounts

		For the six-month period ended June 30,
	Notes	2025	2026

Revenues and other income
Revenues	4.1	27,380	11,006
Other income	4.1	2,842	3,446
Total revenues and other income		30,222	14,452
Operating expenses
Research and development expenses	4.2	(45,012)	(52,165)
Selling, general and administrative expenses	4.2	(9,780)	(11,329)
Other operating income	4.2	804	353
Total operating expenses and other operating income		(53,988)	(63,140)
Operating loss		(23,766)	(48,688)
Financial income	4.3	11,578	16,568
Financial expenses	4.3	(29,675)	(7,392)
Net Financial gain (loss)		(18,098)	9,176
Income tax	4.4	-	(72)
Net loss		(41,863)	(39,584)
Basic / Diluted net loss per share attributable to shareholders of Cellectis	17
Basic and diluted net loss per share attributable to shareholders of Cellectis ($ /share)		(0.42)	(0.39)
Number of shares used for computing
Basic and diluted		100,231,292	100,587,696

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the six-month period ended June 30,

$ in thousand

	For the six-month period ended June 30,
	2025	2026

Net loss	(41,863)	(39,584)
Actuarial gains (losses)	31	(45)
Currency translation adjustment generated by the parent company	15,184	(1,912)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	15,215	(1,957)
Currency translation adjustment	(9,532)	2,549
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(9,532)	2,549
Total other comprehensive income	5,683	592
Total Comprehensive loss	(36,180)	(38,992)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
For the three-month period ended June 30,

$ in thousands, except share and per share amounts

		For the three-month period ended June 30,
	Notes	2025	2026

Revenues and other income
Revenues	4.1	16,725	5,229
Other income	4.1	1,469	1,675
Total revenues and other income		18,193	6,904
Operating expenses
Research and development expenses	4.2	(23,080)	(24,976)
Selling, general and administrative expenses	4.2	(5,078)	(5,739)
Other operating income		378	290
Total operating expenses and other operating income		(27,779)	(30,425)
Operating loss		(9,586)	(23,521)
Financial income	4.4	5,545	4,739
Financial expenses	4.4	(19,695)	(3,011)
Net Financial gain (loss)		(14,150)	1,727
Income tax		-	(25)
Net loss		(23,736)	(21,819)
Basic / Diluted net loss per share attributable to shareholders of Cellectis	17
Basic and diluted net loss per share attributable to shareholders of Cellectis ($ /share)		(0.24)	(0.22)
Number of shares used for computing
Basic and diluted		100,305,204	100,647,451

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended June 30,

$ in thousand

	For the three-month period ended June 30,
	2025	2026

Net income (loss)	(23,736)	(21,819)
Actuarial gains and losses	(26)	(17)
Currency translation adjustment generated by the parent company	9,867	(226)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	9,842	(243)
Currency translation adjustment	(6,481)	745
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(6,481)	745
Total other comprehensive income (loss)	3,361	502
Total Comprehensive income (loss)	(20,375)	(21,317)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

We present our statements of consolidated cash flows using the indirect method:		For the six-month period ended June 30,
	Notes	2025	2026
Cash flows from operating activities
Net loss for the period		(41,863)	(39,584)
Adjustment to reconcile net loss to cash used in operating activities
Adjustments for
Amortization and depreciation	4.2	9,948	8,947
Net loss (income) on disposals		1	(5)
Net financial loss (gain)	4.3	18,098	(9,176)
Income tax		-	72
Expenses related to share-based payments	16	2,258	3,952
Provisions		(1)	(248)
Other non-cash items		(2,371)	-
Realized foreign exchange gain (loss) related to operating activities		1,037	(749)
Operating cash flows before change in working capital		(12,895)	(36,790)
Decrease (increase) in trade receivables and other current assets	9	(2,113)	8,198
Increase in subsidies and tax receivables		(2,842)	(3,446)
Decrease in trade payables and other current liabilities		(6,266)	(23)
Decrease in deferred revenues and contract liabilities	14	(12,264)	(3,023)
Change in working capital		(23,485)	1,706
Interest received		8,910	4,874
Income tax received (paid)		-	516
Net cash used in operating activities		(27,470)	(29,694)

Cash flows from investing activities
Acquisition of property, plant and equipment	7	(700)	(518)
Proceeds from the repayment of other investments		-	178
Proceeds from the sales of non-current financial assets		159	0
Proceeds from the sale of current financial assets	11	101,222	118,765
Acquisition of non-current financial assets		(28,573)	-
Acquisition of current financial assets	11	(120,603)	(105,878)
Net cash from (used in) investing activities		(48,494)	12,547

Cash flows from financing activities
Proceeds from the issuance of share capital and other equity instruments after deduction of transaction costs	15	-	204
Repayments of financial liabilities	12	(2,598)	(2,783)
Interest paid on financial debts	12	(344)	(176)
Payments on lease debts	12	(5,419)	(5,398)
Net cash used in financing activities		(8,361)	(8,152)
Decrease in cash and cash equivalents		(84,325)	(25,299)
		-
Cash and cash equivalents at the beginning of the year		143,251	61,533
Effects of exchange rate changes on cash and cash equivalents		883	(644)
Cash and cash equivalents at the end of the period	11	59,809	35,590

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share Capital
	Notes	Number of ordinary shares	Number of preferred shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Total Shareholders’ Equity
As of January 1, 2025		72,093,873	28,000,000	5,889	494,288	(39,537)	(292,846)	(36,761)	131,033
Net Income (loss)		-	-	-	-	-	-	(41,863)	(41,863)
Other comprehensive income (loss)		-	-	-	-	5,652	31	-	5,683
Total comprehensive income (loss)		-	-	-	-	5,652	31	(41,863)	(36,180)
Allocation of prior period loss (2)		-	-	-	(62,999)	-	26,239	36,761	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	15	231,356	-	13	3	-	(15)	-	-
Non-cash stock-based compensation expense	16	-	-	-	2,258	-	-	-	2,258
As of June 30, 2025		72,325,229	28,000,000	5,902	433,549	(33,885)	(266,592)	(41,863)	97,111

As of January 1, 2026		72,339,441	28,000,000	5,903	437,445	(33,316)	(266,538)	(67,593)	75,901
Net Income (loss)		-	-	-	-	-	-	(39,584)	(39,584)
Other comprehensive income (loss)		-	-	-	-	638	(45)	-	592
Total comprehensive income (loss)		-	-	-	-	638	(45)	(39,584)	(38,992)
Allocation of prior period loss (1)		-	-	-	(69,847)	-	2,254	67,593	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	15	358,717	-	21	198	-	(15)	-	204
Non-cash stock-based compensation expense	16	-	-	-	3,952	-	-	-	3,952
As of June 30, 2026		72,698,158	28,000,000	5,924	371,749	(32,679)	(264,344)	(39,584)	41,066

(1) The standalone statutory loss for the year ended December 31, 2025 of the parent company was allocated to premiums related to share capital for 61.8 million euros or approximately 69.8 million U.S. dollars following the decision of the Annual General Meeting of shareholders which took place on June 25, 2026. The difference between this standalone statutory loss of the parent company and the consolidated net loss was allocated to retained deficit for $2.3 million.

(2) The standalone statutory loss for the year ended December 31, 2024 of the parent company was allocated to premiums related to share capital for 58.2 million euros or approximately $63.0 million following the decision of the Annual General Meeting of shareholders which took place on June 26, 2025. The difference between this standalone statutory loss of the parent company and the consolidated net loss was allocated to retained deficit for $26.2 million.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using our gene-editing technologies to develop gene therapy product candidates in other therapeutic indications. The relative emphasis we place on our programs and product candidates may evolve from time-to-time in light of a variety of factors.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc., as a consolidated group of companies, are sometimes referred to as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Unaudited Interim Condensed Consolidated Financial Statements of Cellectis as of, and for the six-month period ended June 30, 2026 were approved by our Board of Directors on August 6, 2026.

The Interim Condensed Consolidated Financial Statements are presented in thousands of U.S. dollars. See Note 2.2.

These Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025 ("last annual financial statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

The Interim Condensed Consolidated Financial Statements as of and for the six-month period ended June 30, 2026 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2025, except as described below related to the new or amended accounting standards applied.

The Group presents its operations as one reportable segment corresponding to the Therapeutics segment.

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2026 but had no significant impact on the Interim Condensed Consolidated Financial Statements:

•
Amendments to IFRS 9 and IFRS 7 regarding Contracts Referencing Nature-dependent Electricity (effective for the accounting periods beginning on or after January 1, 2026)
•
Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7

Financial Instruments: Disclosures (effective for the accounting periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards (effective January 1, 2026)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for periods beginning after January 1, 2026, as specified below. The Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

•
IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new accounting standard introduces the following key new requirements.

Entities are required to classify all income and expenses into five categories in the statement of consolidated operations, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

Management-defined performance measures (MPMs) are to be disclosed in a single note in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group’s statement of consolidated operations, the statement of consolidated cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

•
Other accounting standards

The following new and amended accounting standards are not expected to have significant impact on the Group's consolidated financial statements:

- IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued in April 2024 and effective for accounting periods beginning on or after January 1, 2027)

- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates (effective for accounting periods beginning on or after January 1, 2027)

- Amendments to IAS 28 Investments in Associates and Joint Ventures (effective for accounting periods beginning on or after January 1, 2027)

- IFRS 20 Regulatory Assets and Regulatory Liabilities (effective for accounting periods beginning on or after January 1, 2029)

Going concern

The Interim Condensed Consolidated Financial Statements were prepared on a going concern basis.

With cash and cash equivalents of $35.6 million and fixed-term bank deposits of $131.1 million as of June 30, 2026 (classified as a current financial asset), the Company believes its cash and cash equivalents, together with such fixed-term deposits will be sufficient to fund its operations for at least twelve months following the date the unaudited interim condensed consolidated financial statements' were approved by our Board of Directors.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or choose to revise our strategy to extend our cash runway.

2.2 Currency of the financial statements

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

2.3 Accounting treatment of transactions with AstraZeneca

We present below the accounting treatment applied in the Interim Condensed Consolidated Financial Statements of Cellectis as of and for the six-month period ended June 30, 2026 concerning the collaboration and investment agreements entered into with AstraZeneca Holdings B.V. ("AZ Holdings") and AstraZeneca Ireland Limited ("AZ Ireland") and, together with AZ Holdings and their respective affiliates, "AstraZeneca". The purpose of this note is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

On November 1, 2023, Cellectis and AstraZeneca entered into a Joint Research and Collaboration Agreement (the “AZ JRCA”) and an Initial Investment Agreement ("IIA"). Pursuant to the AZ JRCA, AZ Ireland and Cellectis agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party is responsible for performing research and development activities based on research plans (each a "Research Plan") to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

Pursuant to the IIA, on November 6, 2023, AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing to 16,000,000 ordinary shares at a price of $5.00 per share (the “Initial Investment”). On November 14, 2023, Cellectis and AZ Holdings signed the SIA for an additional equity investment of $140 million ("the Subsequent Investment") by AZ Holdings that was completed on May 3, 2024. The additional investment was made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share. Both classes of preferred shares benefit from a liquidation preference and are convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one-for-one basis.

Interdependence of the Initial Investment Agreement and the Subsequent Investment Agreement with the AZ JRCA

The IIA and the AZ JRCA were both signed on November 1, 2023, and the SIA was subsequently signed on November 14, 2023. The IIA, SIA and AZ JRCA were negotiated concurrently, and the execution of the IIA was a condition to the signing of the AZ JRCA. In addition, for both the IIA and the SIA, the price per share pursuant to such agreements was set at a level significantly higher than the quoted market price for the Company’s ordinary shares at their respective signing dates.

Considering all these factors, we concluded that in accordance with IFRS Accounting Standards and for accounting purposes only, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated based upon independently based market conditions.

Therefore, in accordance with applicable accounting standards, we allocated a portion of the proceeds received from AZ Holdings under the IIA and the initial fair value of the derivative recognized for the SIA to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

To estimate the portion of the share purchase price that exceeds fair value, we first assessed the fair value of both investment agreements at the date of initial recognition (i.e., on November 1, 2023 for the IIA and on November 14, 2023 for the SIA) and allocated to the AZ JRCA a portion of the share purchase proceeds equal to the difference between this initial fair value determination and the transaction price, i.e. the proceeds. As the proceeds from the SIA were zero at inception on November 14, 2023, the initial fair value of the SIA is allocated in full to the AZ JRCA.

The fair value of the IIA at the initial recognition date was determined on the basis of Cellectis' share price at the date of signature, and amounted to $44.3 million (for more details refer to the Consolidated Financial statements as of December 31, 2025). The initial fair value of the SIA was estimated to be $48.4 million (for valuation method details and parameters refer to the Consolidated Financial statements as of December 31, 2025).

In accordance with applicable IFRS standards, we allocated $35.7 million of the proceeds received from the sale of ordinary shares pursuant to the IIA to the AZ JRCA and $48.4 million, representing the fair value of the derivative pursuant to the SIA to the AZ JRCA.

As the additional consideration is fixed from the inception of the IIA and SIA, it is reflected in the AZ JRCA transaction price from inception and initially recorded as deferred revenue totaling $84.1 million. The corresponding income will be recognized as revenue in profit and loss, in accordance with the characteristics of AZ JRCA performance obligations, when satisfied.

Accounting treatment of the Subsequent Investment Agreement

At the signing date of the SIA, the closing of this additional equity investment was subject to the fulfillment of several preceding conditions. This contract met all derivatives criteria and was recognized according to the principles of IFRS 9, under which the derivative instrument was recognized at its fair value with any subsequent change of fair value recognized in profit and loss. On May 3, 2024, the cash received following the additional investment has been recognized on the balance sheet, the derivative has been derecognized, and any difference between the cash received and the fair value of the derivative at closing date has been recognized against share premium and share capital.

At initial recognition, the fair-value of the derivative was $48.4 million. The fair value of this instrument was remeasured on December 31, 2023 and on May 3, 2024 and respectively amounted to $42.7 million and $57.0 million (for details refer to the Consolidated Financial statements as of December 31, 2024). The difference in fair value measurement of $14.3 million between December 31, 2023 and May 3, 2024 was recognized in financial income in profit and loss in 2024. The payment of $57.0 million was recorded in 2024 on the statement of consolidated cash flows in "Decrease (increase) in trade receivables and other current assets" as part of cash flows from operating activities.

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland agreed to reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, plus tiered royalties based on the sale of Licensed Products (as defined in the AZ JRCA).

On November 17, 2025, AZ Ireland and Cellectis entered into an amendment to the JRCA to prospectively change the structure of the milestone payments, leading to an aggregate amount of up to $80 million to up to $253 million per each of the 10 candidate products (vs. up to $70 million to up to $220 million per candidate products previously).

As part of our analysis of the AZ JRCA under IFRS 15 requirements, we concluded that the $25 million upfront payment is to be included in the transaction price at contract inception and allocated to each research activity performance on a reasonable basis.

Analysis of Cellectis' performance obligations under the Joint Research Collaboration Agreement

We consider Cellectis renders two promises under each of the Research Plans. In particular, Cellectis and AZ Ireland enter into (i) a service component in the form of delegated research activities, and (ii) a license component in the form of an option to license over the intellectual property created as part of the AZ JRCA, granted by Cellectis to AZ Ireland if AZ Ireland exercises its option. Both components are essential and highly inter-related, and therefore represent a combined performance obligation.

The combined performance obligation is satisfied over time because, subject to the terms of the AZ JRCA, AZ Ireland has an exclusive right over intellectual property created as part of each Research Plan. As a consequence, Cellectis would not have rights over such intellectual property and therefore no alternative use outside of the performance of the Research Plan, and Cellectis has an enforceable right to payment for performance completed to date.

Cellectis’ obligation to generate intellectual property over which AZ Ireland will have exclusive right is limited to the Research Plan activities and there will be no further research activities after completion of each Research Plan. Therefore, the combined performance obligation under a Research Plan is satisfied over the Research Plan term, i.e. over the period during which Cellectis will render the research activities.

Under each Research Plan, we measure the progress of our performance obligation based on research costs incurred in relation to the total costs budgeted for that Research Plan.

We are allocating upfront payments totaling $109.1 million, i.e. the AZ JRCA upfront payment of $25.0 million, the IIA upfront payment of $35.7 million and the initial fair value of the SIA derivative of $48.4 million, to each of the Research Plans on a reasonable basis.

We evaluate the transaction price allocated to each Research Plan at each period-end, including variable elements in the transaction price only if it is highly probable that a significant reversal will not occur, and taking into account the share of upfront payments allocated to each Research Plan. We apply to this total the percentage of completion estimated as described above to determine the revenue to be recognized in profit and loss for each Research Plan.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of June 30, 2026, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the six-month periods ended June 30, 2026 and June 30, 2025, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

Investments in associates

As of June 30, 2026, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net loss since May 17, 2023 (date we began to have significant influence) and applying our ownership rate, the value of our investment is immaterial. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of June 30, 2026, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations.

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

4.1.1 For the six-month period ended June 30

Revenues by nature

	For the six-month period ended June 30,
	2025	2026
	$ in thousands
Collaboration agreements	26,869	10,669
Licenses	417	200
Products & services	94	137
Total revenues	27,380	11,006

Revenues by country of origin and other income

	For the six-month period ended June 30,
	2025	2026
	$ in thousands
From France	27,380	11,006
Revenues	27,380	11,006
Research tax credit subsidy	2,842	3,446
Other subsidies and other	-	-
Other income	2,842	3,446
Total revenues and other income	30,222	14,452

Revenues were $11.0 million for the six-month period ended June 30, 2026, primarily reflecting the recognition of $10.7 million related to performance obligations satisfied under the Research Plans of the AZ JRCA with AZ Ireland, compared with $26.9 million recognized during the corresponding period in 2025. The $16.4 million decrease in revenues was primarily driven by the level of activities performed under the Research Plans during the period.

Revenue recognized in respect of each Research Plan with AZ Ireland has been estimated in accordance with the provisions set out in Note 2.3. We have estimated the progress of our performance obligation on the basis of costs incurred to date compared with total budgeted costs for each Research Plan. We applied a percentage of completion thus obtained to the total transaction price allocated to each Research Plan, excluding variable remuneration for which it is not highly probable that a significant reversal will not occur. As of June 30, 2026, the transaction price allocated to each Research Plan excluding variable remuneration for which it is not highly probable that a significant reversal will not occur, corresponds to the development milestone already achieved, the amount of rechargeable costs in accordance with the agreement, and the share of upfront payments allocated to each Research Plan.

The $0.6 million increase in other income between the six-month periods ended June 30, 2025 and 2026 was primarily attributable to a higher research tax credit resulting from increased eligible R&D expenses, as well as favorable foreign exchange effects.

4.1.2 For the three-month period ended June 30

Revenues by nature

	For the three-month period ended June 30,
	2025	2026
	$ in thousands
Collaboration agreements	16,572	5,043
Licenses	123	127
Products & services	29	59
Total revenues	16,725	5,229

Revenues by country of origin and other income

	For the three-month period ended June 30,
	2025	2026
	$ in thousands
From France	16,725	5,229
Revenues	16,725	5,229
Research tax credit	1,505	1,675
Subsidies and other	(36)	-
Other income	1,469	1,675
Total revenues and other income	18,193	6,904

4.2 Operating expenses

4.2.1 For the six-month period ended June 30

	For the six-month period ended June 30,
Research and development expenses	2025	2026

Wages and salaries	(17,485)	(20,377)
Social charges on stock option grants	(286)	(726)
Non-cash stock-based compensation expense	(1,536)	(2,678)
Personnel expenses	(19,307)	(23,781)
Purchases and external expenses	(16,071)	(19,758)
Depreciation and amortization expenses (incl. right of use amortization)	(9,229)	(8,232)
Other	(405)	(393)
Total research and development expenses	(45,012)	(52,165)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2025	2026

Wages and salaries	(3,277)	(3,723)
Social charges on stock option grants	(154)	(322)
Non-cash stock-based compensation expense	(722)	(1,274)
Personnel expenses	(4,153)	(5,319)
Purchases and external expenses	(4,440)	(4,675)
Depreciation and amortization expenses (incl. right of use amortization)	(718)	(715)
Other	(469)	(620)
Total selling, general and administrative expenses	(9,780)	(11,329)

	For the six-month period ended June 30,
Personnel expenses	2025	2026

Wages and salaries	(20,763)	(24,100)
Social charges on stock option grants	(439)	(1,048)
Non-cash stock-based compensation expense	(2,258)	(3,952)
Total personnel expenses	(23,460)	(29,101)

	For the six-month period ended June 30,
	2025	2026

Other operating income	804	353

During the six-month period ended June 30, 2026, research and development expenses increased by $7.2 million compared with the corresponding period in 2025. This increase was primarily driven by (i) a $4.5 million increase in personnel expenses, reflecting changes in our R&D headcount and higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price, and (ii) a $3.7 million increase in purchases and external expenses, mainly attributable to higher clinical development costs related to our BALLI-01 and NATHALI-01 studies. These increases were partially offset by a $1.0 million decrease in depreciation and amortization expenses, primarily attributable to the expiration in January 2026 of the contractual lease term for equipment at our Raleigh manufacturing facility.

Over the same period, selling, general and administrative expenses increased by $1.5 million mainly due to higher stock-based compensation expense resulting from awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price.

4.2.2 For the three-month period ended June 30

	For the three-month period ended June 30,
Research and development expenses	2025	2026

Wages and salaries	(8,821)	(9,041)
Social charges on stock option grants	(35)	10
Non-cash stock-based compensation expense	(885)	(1,550)
Personnel expenses	(9,741)	(10,581)
Purchases and external expenses	(8,493)	(10,171)
Depreciation and amortization expenses (incl. right of use amortization)	(4,652)	(4,055)
Other	(194)	(169)
Total research and development expenses	(23,080)	(24,976)
	-	-
	For the three-month period ended June 30,
Selling, general and administrative expenses	2025	2026

Wages and salaries	(1,650)	(1,994)
Social charges on stock option grants	(14)	(16)
Non-cash stock-based compensation expense	(398)	(739)
Personnel expenses	(2,061)	(2,749)
Purchases and external expenses	(2,425)	(2,355)
Depreciation and amortization expenses (incl. right of use amortization)	(365)	(357)
Other	(227)	(277)
Total selling, general and administrative expenses	(5,078)	(5,739)
	-	-
	For the three-month period ended June 30,
Personnel expenses	2025	2026

Wages and salaries	(10,471)	(11,036)
Social charges on stock option grants	(49)	(5)
Non-cash stock-based compensation expense	(1,282)	(2,289)
Total personnel expenses	(11,802)	(13,330)
	-	-
	For the three-month period ended June 30,
	2025	2026

Other operating income (expenses)	378	290

For the three-month period ended June 30, 2026, research and development expenses increased by $1.9 million compared with the corresponding period in 2025. This increase was primarily driven by (i) a $1.7 million increase in purchases and external expenses, and (ii) a $0.8 million increase in personnel expenses mainly attributable to higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price. These increases were partially offset by a $0.6 million decrease in depreciation and amortization expenses, primarily attributable to the expiration in January 2026 of the contractual lease term for equipment at our Raleigh manufacturing facility.

Over the same period, selling, general and administrative expenses increased by $0.7 million mainly due to higher stock-based compensation expense resulting from awards granted in 2026, whose grant-date fair value increased due to higher underlying share price.

4.3 Financial income and expenses

4.3.1 For the six-month period ended June 30

	For the six-month period ended June 30,
Financial income and expenses	2025	2026

Interest income from cash, cash equivalents and financial assets	5,107	3,391
Foreign exchange gains	4,705	4,256
Gain on fair value measurement	1,766	8,761
Other financial income	-	159
Financial income	11,578	16,568
Interest on financial liabilities	(2,802)	(3,118)
Foreign exchange losses	(25,527)	(2,708)
Loss on fair value measurement	(182)	(437)
Interest on lease liabilities	(1,164)	(823)
Other financial expenses	-	(305)
Financial expenses	(29,675)	(7,392)
Net financial gain (loss)	(18,098)	9,176

Between the six-month periods ended June 30, 2025 and 2026, the net financial gain (loss) improved by $27.3 million, from a net financial loss of $18.1 million to a net financial gain of $9.2 million, due to a $5.0 million increase in financial income and a $22.3 million decrease in financial expenses.

The $5.0 million increase in financial income was primarily attributable to (i) a $7.0 million increase in non-cash gains recognized from fair value measurements, mainly reflecting an $8.7 million gain on the fair value measurement of the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") (see note 12) in the six months ended June 30, 2026, compared with a $1.2 million gain in the same period in 2025, partially offset by (ii) a $1.7 million decrease in interest income earned on cash, cash equivalents and financial assets, and (iii) a $0.4 million decrease in foreign exchange gains.

The $22.3 million decrease in financial expenses was primarily attributable to a $22.8 million decrease in foreign exchange losses, mainly resulting from the appreciation of the US dollar against the euro.

4.3.2 For the three-month period ended June 30

	For the three-month period ended June 30,
Financial income and expenses	2025	2026

Interest income from cash, cash equivalents and financial assets	2,195	1,546
Foreign exchange gains	3,351	912
Gain on fair value measurement	-	2,255
Other financial income	-	26
Financial income	5,545	4,739
Interest on financial liabilities	(1,500)	(1,603)
Foreign exchange losses	(17,358)	(998)
Loss on fair value measurement	(282)	-
Interest on lease liabilities	(556)	(410)
Other financial expenses	-	(1)
Financial expenses	(19,695)	(3,011)
Net financial gain (loss)	(14,150)	1,727

The $0.8 million decrease in financial income between the three-month periods ended June 30, 2025 and 2026 was mainly attributable to a $2.4 million decrease in foreign exchange gains and a $0.6 million decrease in interest income from cash, cash equivalents and financial assets, partially offset by a $2.3 million gain recognized from the fair value measurement of the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") (see note 12).

The $16.7 million decrease in financial expenses over the same period was mainly attributable to a $16.4 million decrease in foreign exchange losses, primarily resulting from the appreciation of the US dollar against the euro.

4.4 Income tax

4.4.1 For the six-month period ended June 30

	For the six-month period ended June 30,
	2025	2026
Income tax	0	(72)

The income tax for the six-month period ended June 30 is calculated by applying the estimated effective tax rate for the fiscal year to pre-tax net income or loss for the six-month period ended June 30.

The effective income tax rate for the six-month period ended June 30, 2026 is -0.2%, compared with 0.0% for the six-month period ended June 30, 2025.

4.4.2 For the three-month period ended June 30

	For the three-month period ended June 30,
	2025	2026
Income tax	0	(25)

Note 5. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Whenever possible, impairment tests involve comparing the carrying amount of the assets on a standalone-basis with the recoverable amount. When it is not possible to perform the impairment test at the individual asset level, the test is conducted at the level of the Company's cash-generating unit (CGU). The recoverable amount of an asset or a CGU is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the recoverable amount of any asset or CGU is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

The group has a single CGU corresponding to the Therapeutic segment.

No indicator of impairment has been identified for any intangible or tangible assets for the six-month periods ended June 30, 2026 and June 30, 2025.

Note 6. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2025	25,593	4,375	29,968
Depreciation expense	(2,452)	(1,318)	(3,770)
Translation adjustments	1,145	40	1,185
Net book value as of June 30, 2025	24,287	3,097	27,383
Gross value at end of period	53,692	18,318	72,010
Accumulated depreciation and impairment at end of period	(29,405)	(15,221)	(44,626)

Net book value as of January 1, 2026	21,757	1,901	23,658
Reclassification	-	(1,477)	(1,477)
Depreciation expense	(2,540)	(233)	(2,773)
Translation adjustments	(213)	1	(212)
Net book value as of June 30, 2026	19,004	192	19,196
Gross value at end of period	53,008	666	53,674
Accumulated depreciation and impairment at end of period	(34,004)	(474)	(34,478)

Note 7. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2025	6,312	38,123	1,177	282	45,895
Additions	-	224	10	420	653
Disposal	-	(1)	(0)	-	(1)
Reclassification	187	452	50	(70)	619
Depreciation expense	(953)	(4,433)	(181)	-	(5,567)
Translation adjustments	753	352	51	35	1,191
Net book value as of June 30, 2025	6,300	34,717	1,106	667	42,790
Gross value at end of period	20,664	77,468	5,419	667	104,219
Accumulated depreciation and impairment at end of period	(14,365)	(42,751)	(4,313)	-	(61,429)

Net book value as of January 1, 2026	5,510	30,938	977	1,363	38,788
Additions	-	112	30	335	477
Disposal	-	(140)	(0)	(2)	(142)
Reclassification	196	1,597	91	(407)	1,477
Depreciation expense	(1,020)	(4,353)	(184)	-	(5,557)
Translation adjustments	(147)	(69)	(10)	(19)	(246)
Net book value as of June 30, 2026	4,539	28,084	904	1,270	34,797
Gross value at end of period	20,478	77,602	5,219	1,270	104,569
Accumulated depreciation and impairment at end of period	(15,939)	(49,517)	(4,316)	-	(69,772)

Note 8. Non-current financial assets and other non-current assets

	As of December 31,	As of June 30,
	2025	2026
	$ in thousands
Deposit	996	969
Restricted cash	2,320	2,160
Other financial assets	1,773	1,594
Non-current financial assets	5,088	4,723
Research tax credit	20,025	22,734
Other non-current assets	20,025	22,734

As of June 30, 2026, our non-current restricted cash primarily consisted of $2.0 million related to our leased premises in Raleigh and $0.2 million for our leased premises in New York. The $0.2 million decrease since December 31, 2025 was mainly due to the reclassification of a portion of our restricted cash related to our leased premises in Raleigh to current financial assets (see Note 11).

As of June 30, 2026 and December 31, 2025, other financial assets primarily related to our net investment in the partial sublease of our premises in New York, which is accounted for as a finance lease.

Other non-current assets consist of research tax credit receivables, which are expected to be recovered after a three-year period following their initial recognition. The $2.7 million increase in non-current research tax credit receivables was primarily attributable to the Research tax credit income recognized during the six months ended June 30, 2026 (see Note 4.1), partially offset by an unfavorable foreign exchange rate impact of $0.7 million.

Note 9. Trade receivables and other current assets

9.1 Trade receivables

	As of December 31,	As of June 30,
	2025	2026
	$ in thousands
Trade receivables	14,398	5,075
Allowance for expected credit losses	-	-
Total net value of trade receivables	14,398	5,075

All trade receivables have payment terms of less than one year.

The $9.3 million decrease in trade receivables as of June 30, 2026 compared to December 31, 2025 was mainly due to payments received for variable considerations under the AZ JRCA billed in the three months ended December 31, 2025.

9.2 Subsidies receivables

	As of December 31,	As of June 30,
	2025	2026
	$ in thousands
Research tax credit	7,711	7,525
Other subsidies	89	-
Total subsidies receivables	7,800	7,525

9.3 Other current assets

	As of December 31,	As of June 30,
	2025	2026
	$ in thousands
VAT receivables	1,177	926
Income tax receivable	639	51
Prepaid expenses and other prepayments	1,934	3,585
Tax and social receivables	1,304	67
Deferred expenses and other current assets	330	341
Total other current assets	5,383	4,970

Prepaid expenses and other prepayments primarily include advances to our subcontractors on research and development activities, as well as prepaid insurance premiums. The $1.6 million increase in prepaid expenses and other prepayments between December 31, 2025 and June 30, 2026 was mainly attributable to additional advance payments to R&D suppliers.

Note 10. Financial assets and liabilities

The following tables show the carrying amounts and fair values of financial assets and financial liabilities as of June 30, 2026 and December 31, 2025:

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of June 30, 2026		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)		4,723	4,723	4,723	-	-	-
Trade receivables	(i)	-	5,075	5,075	5,075	-	-	-
Subsidies receivables	(i)	-	7,525	7,525	7,525	-	-	-
Current financial assets	(i)	1	131,256	131,257	131,257	-	-	1
Cash and cash equivalents		35,590	-	35,590	35,590	35,590	-	-
Total financial assets		35,591	148,579	184,170	184,170	35,590	-	1

Financial liabilities
Non-current derivative instruments (EIB warrants)		12,863	-	12,863	12,863	-	-	12,863
Other non-current financial liabilities	(i)	-	53,323	53,323	53,323	-	-	-
Current financial liabilities	(i)	-	7,500	7,500	7,500	-	-	-
Trade payables	(i)	-	18,202	18,202	18,202	-	-	-
Other current liabilities	(i)	400	10,247	10,647	10,647	-	-	400
Total financial liabilities		13,263	89,271	102,534	102,534	-	-	13,263

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of December 31, 2025		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)	-	5,088	5,088	5,088	-	-	-
Trade receivables	(i)	-	14,398	14,398	14,398	-	-	-
Subsidies receivables	(i)	-	7,800	7,800	7,800	-	-	-
Current financial assets	(i)	234	146,897	147,130	147,130	-	-	234
Cash and cash equivalents		61,533	-	61,533	61,533	61,533	-	-
Total financial assets		61,767	174,183	235,949	235,949	61,533	-	234

Financial liabilities
Non-current derivative instruments (EIB warrants)		22,059	-	22,059	22,059	-	-	22,059
Other non-current financial liabilities		-	51,953	51,953	52,521	-	-	-
Current financial liabilities	(i)	-	10,460	10,460	10,460	-	-	-
Trade payables	(i)	-	17,277	17,277	17,277	-	-	-
Other current liabilities	(i)	168	12,174	12,342	12,342	-	-	168
Total financial liabilities		22,227	91,865	114,092	114,660	-	-	22,227

(i) As of June 30, 2026 and December 31, 2025, the carrying amount of these assets and liabilities on the statement of consolidated financial position was a reasonable approximation of their fair value.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2025	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Restricted cash	2,048	-	2,048
Derivatives	234	-	234
Other current financial assets (deposits)	144,848	-	144,848
Current financial assets	147,130	-	147,130
Cash and cash equivalents	61,533	-	61,533
Current financial assets and cash and cash equivalents	208,663	-	208,663

As of June 30, 2026	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Restricted cash	160	-	160
Derivatives	1	-	1
Other current financial assets (deposits)	131,095	-	131,095
Current financial assets	131,257	-	131,257
Cash and cash equivalents	35,590	-	35,590
Current financial assets and cash and cash equivalents	166,847	-	166,847

11.1 Current financial assets

As of June 30, 2026, current financial assets are mainly composed of $131.1 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents.

As of December 31, 2025, current financial assets were composed of (i) a $144.8 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents and (ii) $2.0 million of short-term restricted cash mainly related to our lease agreement for equipment in our Raleigh manufacturing site.

11.2 Cash and cash equivalents

	As of December 31,	As of June 30,
	2025	2026
	$ in thousands
Cash and bank accounts	45,915	32,946
Fixed bank deposits	15,618	2,644
Total cash and cash equivalents	61,533	35,590

Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 12. Financial liabilities and lease debts

12.1 Detail of financial liabilities and lease debts

	As of December 31, 2025	As of June 30, 2026

	$ in thousands
Conditional advances	4,042	4,222
Lease debts	27,725	23,823
EIB loan	47,175	48,442
EIB warrants	22,059	12,863
Other non-current financial liabilities	735	658
Total non-current financial liabilities and non-current lease debts	101,738	90,008
Lease debts	7,701	6,774
State Guaranteed loan « PGE »	4,090	1,311
Other current financial liabilities	6,369	6,189
Total current financial liabilities and current lease debts	18,161	14,274
Trade payables	17,277	18,200
Other current liabilities	12,342	10,647
Total Financial liabilities and lease debts	149,518	133,129

Reconciliation of movements of liabilities to cash flows arising from financing liabilities is as follows:

	As of December 31, 2025	Debt repayments	Other non-cash transactions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of June 30, 2026

	$ in thousands
Conditional advances	4,042	-	121	-	189	-	-	(130)	4,222
Lease debts	27,725	-	-	(3,748)	-	-	-	(155)	23,823
State Guaranteed loan « PGE »	-	-	-	-	-	-	-	-	-
EIB loan	47,175	-	-	-	2,761	-	-	(1,495)	48,442
EIB warrants	22,059	-	-	-	-	-	(8,735)	(462)	12,863
Other non-current financial liabilities	735	-	-	(77)	-	-	-	-	658
Total non-current financial liabilities and non-current lease debts	101,738	-	121	(3,825)	2,950	-	(8,735)	(2,241)	90,008
Lease debts (1)	7,701	(4,575)	-	3,748	823	(823)	-	(100)	6,774
State Guaranteed loan « PGE »	4,090	(2,711)	-	-	36	(45)	-	(60)	1,311
Other current financial liabilities	6,369	(72)	-	77	132	(131)	-	(187)	6,189
Total current financial liabilities and current lease debts	18,161	(7,357)	-	3,825	991	(999)	-	(346)	14,274

	As of December 31, 2024	Proceeds from new debts	Debt repayments	Other non-cash transactions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of June 30, 2025

	$ in thousands
Conditional advances	3,189	-	-	-	-	196	-	-	423	3,808
Lease debts	34,245	-	-	-	(2,966)	-	-	-	984	32,264
State Guaranteed loan « PGE »	3,599	-	-	-	(2,539)	-	-	-	278	1,338
EIB loan	37,202	-	-	(11)	-	2,302	-	-	4,924	44,417
EIB warrants	6,010	-	-	-	-	-	-	(1,209)	683	5,484
Other non-current financial liabilities	881	-	-	-	(72)	-	-	-	-	809
Total non-current financial liabilities and non-current lease debts	85,127	-	-	(11)	(5,577)	2,498	-	(1,209)	7,292	88,120
Lease debts (1)	8,385	-	(4,254)	-	2,966	1,164	(1,164)	-	380	7,477
State Guaranteed loan « PGE »	4,841	-	(2,531)	9	2,539	78	(87)	-	620	5,469
Other current financial liabilities	11,293	-	(67)	41	72	247	(258)	-	1,433	12,761
Total current financial liabilities and current lease debts	24,519	-	(6,852)	50	5,577	1,489	(1,509)	-	2,433	25,707

(1) Payments on lease debts as presented on the Company's Interim Condensed Statements of Consolidated Cash Flows include debt repayments and related interests paid.

Conditional advances

On March 8, 2023, we entered into a grant and refundable advance agreement with Bpifrance ("BPI") to partially finance one of our R&D programs related to the eti-cel product candidate and associated CMC activities. Pursuant to this agreement, we received a first installment of $0.9 million on June 19, 2023, a second installment of $1.9 million on October 6, 2023 and a third installment of $2.1 million on December 6, 2024.

Repayment of this advance was initially scheduled over a 3-year period starting on March 31, 2028, except in the event of technical or economic failure of the R&D project. On January 30, 2026, the repayment term was extended by 18 months, with the first repayment installment due on September 30, 2029.

The amount repayable is equal to the principal amount increased by a discounting adjustment calculated at an annual rate of 3.04%, in accordance with the European Commission’s principles governing State aid. The amount of this discounting adjustment is expected to be €1.1 million ($1.2 million), resulting in the total repayment amount of €5.6 million ($6.4 million).

This refundable advance from BPI includes a government grant component as defined in IAS 20. Because this advance bears a below-market interest rate, the Group measured the fair value of each installment using a market rate of interest and recognized the difference between the cash proceeds received and the fair value of the advance as grant income.

Based on a market interest rates of 16.1% for the first installment, 15.2% for the second installment and 8.7% for the third installment, determined using the credit spreads observed on loans contracted by Cellectis with comparable maturities, the Group measured the fair value of the advance at $3.0 million at inception. The difference between the fair value of the refundable advance and the cash proceeds received was recognized as grant income in profit and loss upon receipt of the funds. The advance is subsequently measured at amortized cost.

The amendment dated January 30, 2026 which extended the repayment term by 18 months, did not have a material impact on the carrying amount of the advance. The remeasurement of the contractual cash flows resulted in the recognition of $0.2 million of financial income and $0.3 million of financial expense during the six-month period ended June 30, 2026.

State-Guaranteed loan

The State-Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) consists of a €18.5 million loan (equivalent to $21.1 million at exchange rate as of June 30, 2026) provided by a banking syndicate comprising HSBC, Société Générale, Banque Palatine and BPI.

The PGE loan bears a fixed interest rate ranging from 0.31% to 3.35%. Following an initial two-year interest-only period, the loan is amortized over up to four years at the Company's election. The French government guarantees 90% of the principal amount borrowed.

As of June 30, 2026, the current liability related to the State-Guaranteed Loan amounted to $1.3 million and was fully repaid in July 2026 in accordance with the contractual repayment schedule.

Other current and non-current financial liabilities

As of June 30, 2026 and December 31, 2025, other current financial liabilities mainly consisted of financing obtained from BPI in August 2023 in respect of the Company's 2022 Research Tax Credit receivable, in the principal amount of €5.3 million ($6.0 million and $6.2 million as of June 30, 2026 and December 31, 2025, respectively).

European Investment Bank (“EIB”) credit facility

On December 28, 2022, Cellectis entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in financing to support research and development activities relating to its pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”).

The Finance Contract provided for funding in three tranches: (i) an initial tranche of €20.0 million (“Tranche A”), disbursed on April 17, 2023; (ii) a second tranche of €15.0 million (“Tranche B”), disbursed on January 25, 2024; and (iii) a third tranche of €5.0 million (“Tranche C”), disbursed on December 18, 2024. Tranche A, Tranche B and Tranche C mature six years from their respective disbursement dates and bear contractual interest at annual rates of 8%, 7% and 6%, respectively. Interest is capitalized annually and added to the outstanding principal amount.

On March 30, 2023, the Company and EIB entered into a Subscription Agreement relating to warrants to be issued by Cellectis S.A. (the “Warrant Agreement”), as required under the Finance Contract.

As a condition to the disbursement of Tranche A, the Company issued 2,779,188 Tranche A warrants to the EIB at the exercise price of €1.92 per warrant. As a condition to the disbursement of Tranche B, the Company issued 1,460,053 Tranche B warrants to the EIB at the exercise price of €2.53 per warrant. As a condition to the disbursement of Tranche C, the Company issued 611,426 Tranche C warrants to the EIB at the exercise price of €1.70 per warrant. The Tranche A, B and C warrants are collectively referred to as the "EIB Warrants". The exercise price of the warrants corresponds to 99% of the volume-weighted average price of the Company’s ordinary shares during the three trading days preceding the decision of the Board of Directors to issue each of the Tranche A, Tranche B and Tranche C warrants.

Each EIB Warrant entitles the EIB to acquire one ordinary share of the Company upon payment of the applicable exercise price, subject to customary adjustments and anti-dilution provisions.

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time any unexercised EIB Warrants will automatically lapse and become null and void.

Any outstanding EIB Warrant becomes exercisable upon the earliest to occur of: (i) a change of control event; (ii) the maturity date of related Tranche; (iii) a public takeover bid approved by the Company’s Board of Directors; (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries; (v) a debt repayment event (defined as any mandatory repayment pursuant to the Finance Contract or any voluntary repayment of more than 75% of any Tranche) in respect of one or more Tranches; or (vi) the receipt by Cellectis of a written demand for repayment from the EIB following an event of default under the Finance Contract (each, an “Exercise Event”).

Following the occurrence of an Exercise Event and until the expiration of the applicable EIB Warrants, the EIB may exercise a put option (the "EIB Put Option"), pursuant to which the EIB may require the Company to repurchase all or a portion of the then exercisable but unexercised EIB Warrants. The repurchase price would be equal to the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by the EIB under the Finance Contract, less certain repaid amounts, as determined at the time the EIB Put Option is exercised.

Furthermore, in the event of any public take-over bid by a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company may, subject to certain conditions, including the sale by certain shareholders of all of their shares and other securities, repurchase all, but not less than all, of the EIB Warrants (the "Call Option"). The repurchase price would be equal to the greater of: (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (as reduced by the number EIB Warrants previously exercised); and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase any EIB Warrants offered for sale to a third party on the same terms and conditions as such third party’s offer, provided that such right of first refusal shall not apply if the contemplated sale occurs in connection with a public takeover bid by a third party.

The Finance Contract and the Warrant Agreement are separate instruments because they have different maturities and because the warrants are transferable, subject to certain conditions. Accordingly, the warrants are accounted for separately from the related loan.

Tranche A, B and C loans, as well as their related Tranche A, B and C warrants, are accounted for separately in accordance with IFRS 9. The drawdown of Tranches B and C cannot be analyzed as an amendment to the loan and warrant contracts of Tranche A or B, as each drawdown was subject to additional conditions, the related loans and warrants have different maturities, and the effective interest rate applicable to each tranche differs and reflects market conditions prevailing at the respective drawdown date.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. Upon initial recognition on April 17, 2023, the carrying amount of the loan included $0.3 million of transaction costs and the $5.3 million fair value of the related warrants (see below Derivative Instruments), as the warrants formed part of the consideration provided to the EIB. The initial carrying value of the loan was $16.2 million. Thereafter, the loan is measured at amortized cost using the effective interest method, with an effective interest rate of 13.4%.

The €15.0 million Tranche B loan is classified as a financial liability measured at amortized cost. Upon initial recognition on January 25, 2024, the carrying amount of the loan included the $3.5 million fair value of the related warrants (see below Derivative Instruments), as the warrants formed part of the consideration provided to the EIB. The initial carrying value of the loan was $12.8 million. Thereafter, the loan is measured at amortized cost using the effective interest method, with an effective interest rate of 11.4%.

The €5.0 million Tranche C loan is classified as a financial liability measured at amortized cost. Upon initial recognition on December 18, 2024, the carrying amount of the loan included the $0.8 million fair value of the related warrants (see below Derivative

Instruments), as the warrants formed part of the consideration provided to the EIB. The initial fair value of the loan is $4.5 million. Thereafter, the loan is measured at amortized cost using the effective interest method, with an effective interest rate of 8.85%.

Derivative Instruments – EIB Warrants

The warrants (Bons de Souscription d’Actions) issued in connection with the disbursement of the Tranches A, B and C are derivative instruments.

Based on the terms and conditions of the EIB Put Option, we consider that the Put Option and the Tranche A Warrants, Tranche B Warrants and Tranche C Warrants under each of the Tranches are to be treated as a single compound derivative.

Based on the terms and conditions of the Company’s Call Option, we consider it highly unlikely that the Company will exercise the Call Option. Accordingly, the call option was assigned a fair value of zero as of December 31, 2025 and June 30, 2026.

The “fixed for fixed” criterion of IAS 32, under which a derivative may be classified as an equity instrument only if will be settled by the exchange of a fixed number of shares for a fixed amount of cash or another financial asset, is not met. This is because the settlement provisions may result in the exchange of a variable number of shares for a variable amount upon exercise of the Put Option. Accordingly, the Tranche A, B and C Warrants and the related Put Option are not classified as equity instruments but as a financial liability measured at fair value through profit or loss.

The fair value of the Tranche A, B and C Warrants and the Put Option was estimated using a Longstaff-Schwartz valuation method. These derivative instruments are classified within Level 3 in the fair value hierarchy.

This approach is particularly appropriate for estimating the fair value of American-style options, which may be exercised at any time between the occurrence of an exercise event and their maturity date, and which contain complex exercise features. In particular, the EIB may exercise the Warrants based on Cellectis’ spot share price or exercise the Put Option based on the average share price over a 90-day period.

The Longstaff-Schwartz valuation method also reflects the market price of the underlying shares at the valuation date, the historical volatility of the Company’s share price and the contractual term of the instruments.

The assumptions and results of the warrant valuation for Tranche A are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* For valuation purposes, the grant date corresponds to the disbursement date of Tranche A, which is defined as the issuance date under the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2025	As of June 30, 2026
Number of warrants granted	2,779,188	2,779,188	2,779,188
Share price (in euros)	1.87	4.20	2.58
Average life of options (in years)	20.00	17.30	16.80
Expected volatility	81.3%	89.7%	90.9%
Risk free rate	2.85%	3.3%	3.2%
Expected dividends	0%	0%	0%
Fair value per option (in euros per share)	1.73	3.84	2.36
Fair value in $ thousands	5,280	12,546	7,467

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of June 30, 2026	Fair value in $ thousands
Expected volatility -5%	7,538
Expected volatility	7,467
Expected volatility +5%	7,303

The assumptions and results of the warrant valuation for Tranche B are detailed in the following tables:

Warrants Tranche B
Grant date *	1/25/2024
Expiration date	1/25/2044
Number of options granted	1,460,053
Share entitlement per option	1
Exercise price (in euros per option)	2.53
Valuation method	Longstaff Schwartz

* For valuation purposes, the grant date corresponds to the disbursement date of Tranche B, which is defined as the issuance date under the contract.

	Warrants Tranche B
	As of January 25, 2024	As of December 31, 2025	As of June 30, 2026
Number of warrants granted	1,460,053	1,460,053	1,460,053
Share price (in euros)	2.51	4.20	2.58
Average life of options (in years)	20.00	18.09	17.59
Expected volatility	60.4%	89.7%	90.9%
Risk free rate	2.7%	3.3%	3.2%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	2.22	3.89	2.25
Fair value in $ thousands	3,534	6,679	3,745

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of June 30, 2026	Fair value in $ thousands
Expected volatility -5%	3,812
Expected volatility	3,745
Expected volatility +5%	3,638

The assumptions and results of the warrant valuation for Tranche C are detailed in the following tables:

Warrants Tranche C
Grant date *	12/18/2024
Expiration date	12/18/2044
Number of options granted	611,426
Share entitlement per option	1
Exercise price (in euros per option)	1.70
Valuation method	Longstaff Schwartz

* For valuation purposes, the grant date corresponds to the disbursement date of Tranche C, which is defined as the issuance date under the contract.

	Warrants Tranche C
	As of December 18, 2024	As of December 31, 2025	As of June 30, 2026
Number of warrants granted	611,426	611,426	611,426
Share price (in euros)	1.56	4.20	2.58
Average life of options (in years)	20.00	18.97	18.47
Expected volatility	45.3%	89.7%	90.9%
Risk free rate	2.2%	3.3%	3.2%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.19	3.94	2.37
Fair value in $ thousands	755	2,834	1,651

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of June 30, 2026	Fair value in $ thousands
Expected volatility -5%	1,684
Expected volatility	1,651
Expected volatility +5%	1,651

12.2 Remaining contractual maturities

Balance as of June 30, 2026	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	30,597	7,806	22,667	6,452
Financial liabilities	73,685	7,616	73,923	3,111
Trade payables	18,200	18,200	-	-
Other current liabilities	10,647	10,647	-	-
Total financial liabilities and lease debts	133,129	44,270	96,589	9,563

Balance as of December 31, 2025	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	35,426	10,151	25,406	7,881
Financial liabilities	84,472	10,722	79,206	34
Trade payables	17,277	17,277	-	-
Other current liabilities	12,342	12,342	-	-
Total financial liabilities and lease debts	149,518	50,492	104,613	7,915

The above remaining contractual maturities are undiscounted amounts and include future interests to be paid.

Note 13. Other current liabilities

	As of December 31, 2025	As of June 30, 2026

	$ in thousands
VAT Payables	80	24
Income tax payables	-	-
Accruals for personnel related expenses	10,766	7,760
Other	1,496	2,862
Total other current liabilities	12,342	10,647

Accruals for personnel related expenses include paid time-off, payroll related social charges accruals, and annual bonus accruals.

Note 14. Deferred income and contract liabilities

	As of December 31, 2025	As of June 30, 2026

	$ in thousands
Deferred revenues	96,803	90,918
Total deferred income and contract liabilities	96,803	90,918

As of June 30, 2026, the deferred income and contract liabilities included $90.6 million of deferred revenues related to the AZ JRCA, including upfront payments received under the IIA and the SIA.

The $5.9 million decrease in deferred revenues between December 31, 2025 and June 30, 2026 was primarily attributable to (i) revenue recognized in the six-month period ended June 30, 2026 of $10.6 million, of which $5.5 million were included in deferred revenues at the beginning of the year, and (ii) a foreign exchange impact of $2.9 million, partially offset by (iii) additional consideration received from customers of $7.3 million.

As of December 31, 2025, the deferred revenues and contract liabilities included $96.8 million of deferred revenues related to the AZ JRCA, including upfront payments received under the IIA and the SIA.

The accounting treatment of the AZ JRCA, the IIA and the SIA is described in Note 2.3 "Accounting treatment of transactions with AstraZeneca".

Note 15. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in €

Balance as of January 1, 2025	5,889	494,288	100,093,873	0.05
Allocation of prior period loss		(62,999)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	13	3	231,356
Non-cash stock-based compensation expense	-	2,258	-
Balance as of June 30, 2025	5,902	433,549	100,325,229	0.05

Balance as of January 1, 2026	5,903	437,445	100,339,441	0.05
Allocation of prior period loss	-	(69,847)	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares (1)	21	198	358,717
Non-cash stock-based compensation expense	-	3,952	-
Balance as of June 30, 2026	5,924	371,749	100,698,158	0.05

Capital evolution during the six-month period ended June 30, 2026

(1) During the six-month period ended June 30, 2026, 358,717 ordinary shares were issued to the benefit of Cellectis employees related to free share plans which met vesting conditions and exercises of stock-options.

Note 16. Non-cash stock-based compensation

Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise stock options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the grant date during their contractual term of the awards.

For stock options and warrants, we estimate the fair value of awards on the grant date, or other measurement date, if applicable, using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions, including expected stock price volatility, expected term, dividend yield, and the forfeiture rate. We estimate expected stock price volatility based on historical closing prices of Cellectis ordinary shares over a period corresponding to the expected term of the award. The expected term represents the period during which the awards are expected to remain outstanding and is determined using the simplified method. The risk-free interest rate is based on French government securities with maturities similar to the expected term of the awards in effect at the grant date. We have never declared or paid cash dividends and do not currently anticipate paying cash dividends in the foreseeable future. Accordingly, an expected dividend yield of zero was used in determining the fair value of the awards. Stock options and warrants may be granted with an exercise price equal to or greater than the fair market value of Cellectis ordinary shares on the grant date and generally vest over a four-year period. Stock options and warrants generally expire ten years after the grant date.

Stock options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows for the six-month periods ended June 30, 2025 and June 30, 2026:

For the six-month period ended June 30,
2025	2026

Weighted-Average fair values of stock options granted	0.87€	2.02€
Assumptions:
Risk-free interest rate	2.78% - 2.95%	2.92% - 3.24%
Share entitlement per options	1	1
Exercise price	1.26€ - 1.56€	3.12€ - 3.49€
Underlying stock price at grant date	1.26€-1.52€	2.97€-3.38€
Expected volatility	65.0%- 65.9%	71.3%- 71.9%
Expected term (in years)	5.93 - 6.12	5.93 - 6.17
Vesting conditions	Performance & Service	Performance & Service
Vesting period	Graded	Graded

Stock options granted to our executive officers and Chairman of the Board of Directors are subject to non-market performance conditions comprising a combination of financial, manufacturing, and clinical objectives.

Stock option activity was as follows:

	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average contractual Life (in years)

Balance as of January 1, 2025	12,519,294	16.16	4.6
Granted	6,193,533	1.44	-
Exercised	-	-	-
Forfeited or Expired	(1,409,323)	36.87	-

Balance as of June 30, 2025	17,303,505	9.20	6.4

Balance as of January 1, 2026	16,040,242	7.71	6.4
Granted	5,428,363	3.34	-
Exercised	(111,821)	1.56	-
Forfeited or Expired	(1,823,547)	17.06	-

Balance as of June 30, 2026	19,533,237	5.66	7.3

Share-based compensation expense related to Cellectis' stock option awards was $3.9 million and $2.0 million for the six-month periods ended June 30, 2026, and 2025, respectively.

On January 29, 2026, the Board of Directors granted 3,116,913 stock options to executive officers and the Chairman of the Board of Directors. These stock options vest over a three-year period based on both service and non-market performance conditions. On the same date, the Board of Directors also granted 47,500 stock options to non-executive employees. These stock options vest over a four-year period based on service conditions.

On March 19, 2026, the Board of Directors granted 2,233,950 stock options to non-executive employees. These stock options vest over a four-year period based on service conditions.

On May 11, 2026, the Board of Directors granted 30,000 stock options to non-executive employees. These stock options vest over a four-year period based on service conditions.

As of June 30, 2026, a total of 9,085,548 stock options were exercisable at a weighted average exercise price of €9.25.

As of June 30, 2025, a total of 8,649,648 stock options were exercisable at a weighted average exercise price of €16.65.

Warrants

No warrants were granted during the six-month periods ended June 30, 2026 and 2025.

Warrants activity was as follows:

	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life (in years)

Balance as of January 1, 2025	338,875	26.69	1.4
Granted	-	-	-
Exercised	-	-	-
Forfeited or Expired	(50,000)	- 38.45	-

Balance as of June 30, 2025	288,875	24.70	1.0

Balance as of January 1, 2026	169,500	14.25	4.8
Granted	-	-	-
Exercised	-	-	-
Forfeited or Expired	(26,500)	27.37	-

Balance as of June 30, 2026	143,000	11.82	5.2

As of June 30, 2026, a total of 100,813 warrants were exercisable at a weighted average exercise price of €15.69.

As of June 30, 2025, a total of 288,875 warrants were exercisable at a weighted average exercise price of €24.70.

Free shares

The free shares granted since 2021 are subject to a three-year vesting period for all employees based on service conditions. Free shares granted to executive officers are also subject to non-market performance conditions comprising a combination of financial, manufacturing, and clinical objectives.

Free shares activity was as follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Unvested balance as of January 1, 2025	509,295	2.84
Granted	-	-
Vested	(231,356)	2.63
Cancelled	(13,894)	2.91

Unvested balance as of June 30, 2025	264,045	3.01

Unvested balance as of January 1, 2026	251,946	3.02
Granted	-	-
Vested	(246,749)	3.02
Cancelled	(5,197)	3.02

Unvested balance as of June 30, 2026	-	-

The fair value of free shares is based on the closing price of our ordinary shares at grant date. We have never declared or paid cash dividends and do not currently anticipate paying cash dividends in the foreseeable future. Accordingly, an expected dividend yield of zero was used in determining the fair value of the awards.

Share-based compensation expense related to Cellectis's free shares awards was $0.0 million and $0.2 million for the six-month periods ended June 30, 2026 and 2025, respectively.

Note 17. Earnings per share

	For the six-month period ended June 30,
	2025	2026

Net loss attributable to shareholders of Cellectis ($ in thousands)	(41,863)	(39,584)
Weighted average number of outstanding shares, used to calculate basic and diluted net result per share	100,231,292	100,587,696
Basic / Diluted net loss per share attributable to shareholders of Cellectis
Basic and diluted net loss per share attributable to shareholders of Cellectis ($ /share)	(0.42)	(0.39)

	For the three-month period ended June 30,
	2025	2026

Net loss attributable to shareholders of Cellectis ($ in thousands)	(23,736)	(21,819)
Weighted average number of outstanding shares, used to calculate basic and diluted net result per share	100,305,204	100,647,451
Basic / Diluted net loss per share attributable to shareholders of Cellectis
Basic and diluted net loss per share attributable to shareholders of Cellectis ($ /share)	(0.24)	(0.22)

For the three- and six-month periods ended June 30, 2026 and 2025, potentially dilutive securities were excluded from the calculation of diluted net loss per share as their effect would have been anti-dilutive. These securities consist of stock options and warrants granted to employees and directors (see Note 16), as well as outstanding warrants ("BSAs") granted to the EIB (see Note 12).

Note 18. Provisions

	As of January 1, 2026	Additions	Amounts used during the period	Reversals	OCI	As of June 30, 2026
	$ in thousands
Retirement indemnities	1,329	82	(83)	-	4	1,332
Employee litigation and severance	360	-	(39)	-	(10)	311
Commercial litigation	625	-	-	-	(19)	606
Other provision for charges	183	-	(182)	-	(1)	-
Total	2,498	82	(304)	-	(26)	2,249
Non-current provisions	1,329	82	(83)	-	4	1,332
Current provisions	1,169	-	(221)	-	(30)	917

Changes in provisions during the six-month period ended June 30, 2026 were immaterial.

On September 26, 2025, Factor Bioscience filed a complaint in the United States District Court for the District of Delaware against Cellectis S.A., Cellectis, Inc., AstraZeneca Ireland Limited, and AstraZeneca Holdings B.V., alleging that Cellectis' TALEN-based gene-editing technology would infringe three of Factor's U.S. patents. Considering the early stage of the proceedings, our belief that we have meritorious defenses and our intention to vigorously defend this action, no liability has been recognized in the Company's Interim Condensed Statement of Consolidated Financial Position as of June 30, 2026.

On April 20, 2026, Life Technologies Corporation (“LTC”), a subsidiary of Thermo Fisher Scientific Inc. ("TFS"), purported to terminate license agreements between LTC and Cellectis in 2014, which grant Cellectis non-exclusive rights under certain patents, the Halle Patent Therapeutic License, the Halle Patent Research License, and the GeneArt and Seamless Cloning Patent Therapeutic License (the « LTC Agreements »). This purported termination follows TFS’s allegations that we failed to comply with our obligations under the LTC Agreements, as previously disclosed. Simultaneously therewith, LTC commenced an arbitration before the American Arbitration Association, naming Cellectis S.A. and Cellectis Bioresearch, Inc. as Respondents. LTC’s arbitration demand alleges that Cellectis has breached the LTC License Agreements by underpaying sublicense royalties and otherwise failing to comply with our obligations under the LTC Agreements. According to us, this termination is invalid and LTC’s claims under this arbitration demand are without merit. Considering the early stage of the proceedings, our belief that we have meritorious defenses and our intention to vigorously defend this action, no liability was recognized in the Company's Interim Condensed Statement of Consolidated Financial Position as of June 30, 2026.

Note 19. Off-balance sheet commitments

As of June 30, 2026	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
IT licensing agreements	2,271	1,081	1,190	-	-
Total commitments	2,271	1,081	1,190	-	-

As of December 31, 2025	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
IT licensing agreements	2,812	1,081	1,731	-	-
Total commitments	2,812	1,081	1,731	-	-

Calyxt Lease Guaranty

In addition to the amounts stated in the above table, in September 2017 Cellectis provided a guaranty on the lease agreement that Calyxt entered into for its headquarters in Roseville, Minnesota. The lease has a term of twenty years with four options to extend its term for five years.

Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of Calyxt’s outstanding common stock. Accordingly, Calyxt’s indemnification obligation was triggered in October 2022.

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of June 30, 2026, our lease guaranty represented a potential commitment in the amount of $19.2 million over the remaining 12-year lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus may not renew or extend the lease or enter into any amendment that would increase our obligation under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof.

Obligations under the terms of license agreements and collaboration agreements

We also have agreements whereby we are obligated to pay royalties and milestone payments based on future events which are highly uncertain and therefore they are not included in the table above.

Obligations under the terms of IT licensing agreements

We have entered into cloud-computing arrangements which are accounted for as service contracts. Under these arrangements, we have obligations to pay quarterly fixed fees per active number of user licenses.

Note 20. Related parties and other major shareholders

Transactions with related parties having significant influence over the Group

During the six-month periods ended June 30, 2026 and 2025, the Group entered into transactions with AstraZeneca, which is also a shareholder with significant influence over the Group. These transactions are described in Notes 2.3 and 4.1.

Outstanding balances with AstraZeneca as of June 30, 2026 and December 31, 2025 were as follows:

$ in thousands	AstraZeneca
	As of December 31, 2025	As of June 30, 2026
ASSETS
Total non-current assets	-	-
Trade receivables	12,786	4,152
Total current assets	12,786	4,152
TOTAL ASSETS	12,786	4,152
LIABILITIES
Total non-current liabilities	-	-
Deferred income and contract liabilities	96,766	90,580
Total current liabilities	96,766	90,580
TOTAL LIABILITIES	96,766	90,580

Transactions with other major shareholders

Bpifrance, a shareholder of Cellectis without significant influence over the Group, participated in a banking syndicate that granted a State-Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) to Cellectis. During the six-month period ended June 30, 2026, we made principal and interest payments to Bpifrance of €0.8 million ($0.9 million) to Bpifrance under the PGE.

We also entered into agreements with Bpifrance providing for:

•
financing equal to 80% of our receivables relating to the 2022 Research Tax Credit ("Crédit d'Impôt Recherche" or "CIR"). Pursuant to this agreement, Bpifrance advanced €5.3 million in August 2023. The agreement was subsequently amended to extend the maturity to October, 15, 2026. During the six- month period ended June 30, 2026, we made interest payments of $0.1 million; and
•
a grant and repayable advance of up to €6.4 million, subject to certain conditions, to partially fund an R&D program related to Cellectis' eti-cel product candidate (see note 12). During the six-month period ended June 30, 2026, Cellectis made no principal or interest payments related to this advance. Interests accrued during the period amount to €0.2 million ($0.2 million).

Outstanding balances with Bpifrance were as follows:

$ in thousands	Bpifrance
	As of December 31, 2025	As of June 30, 2026
ASSETS
Total non-current assets	-	-
Total current assets	-	-
TOTAL ASSETS	-	-
LIABILITIES	-
Non-current financial liabilities	4,042	4,222
Total non-current liabilities	4,042	4,222
Current financial liabilities	7,555	6,467
Total current liabilities	7,555	6,467
TOTAL LIABILITIES	11,597	10,690

Note 21. Subsequent events

The outstanding balance under the State-Guaranteed Loan ("PGE"), amounting to $1.3 million as of June 30, 2026, was fully repaid in July 2026 in accordance with the contractual repayment schedule.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using our gene editing technologies to develop gene therapy product candidates in other therapeutic indications. The relative emphasis we place on our programs and product candidates may evolve from time-to-time in light of a variety of factors.

We are conducting our operations through one business segment, Therapeutics. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and other therapeutic indications.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cells and gene therapy product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutic products approved for sale and have not generated any revenues from therapeutic product sales.

At the date of this Report, we are sponsoring clinical studies with respect to two proprietary Cellectis UCART product candidates: the BALLI-01 Study and the NATHALI-01 Study.

Partnered programs update

•
Servier: anti-CD19 CAR-T (cema-cel)

In April 2026, Allogene Therapeutics, Inc. (“Allogene”), Servier’s sublicensee, announced the interim futility analysis from its sponsored pivotal ALPHA3 trial evaluating cema-cel in first-line consolidation for large B-cell lymphoma. Cema-cel is a product candidate licensed to Servier under the License, Development and Commercialization Agreement signed by and between Les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis (the “Servier Agreement”) and sublicensed by Servier to Allogene in certain territories.

Allogene announced the futility analysis, which was triggered by the protocol-defined data cutoff of the 24th patient completing Day 45 minimal residual disease (“MRD”) assessment, showed that 58.3% (7/12) of patients in the cema-cel arm achieved MRD negativity compared to 16.7% (2/12) in the observation arm, representing a 41.6% absolute difference in MRD clearance between the arms. Allogene further announced that the cema-cel treatment was generally well-tolerated as of the cutoff, with most patients (10/12) managed in the outpatient setting post-infusion, no cases of cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS), graft-versus-host disease (GvHD) or treatment-related Serious Adverse Events, and no hospitalizations for treatment-related Adverse Events.

In July 2026, Allogene announced that the FDA has granted Regenerative Medicine Advanced Therapy (RMAT) and Fast Track designations to cema-cel for the treatment of adult patients with LBCL who, at the completion of first-line (1L) therapy, are in complete or partial response suitable for observation but test positive for minimal residual disease (MRD).

•
Allogene: anti-CD70 CAR-T

In July 2026, Allogene announced the publication of complete Phase 1 data from the TRAVERSE study of ALLO-316 in advanced or metastatic renal cell carcinoma (RCC) in the Journal of Clinical Oncology. Allogene announced that ALLO-316 achieved a 31% confirmed response rate with the recommended Phase 2 regimen in patients with Stage IV RCC with high CD70 expression, and that the safety profile was manageable with proactive diagnostic and management strategies effective in mitigating IEC-HS. Allogene’s investigational allogeneic CAR-T oncology products utilize Cellectis technologies. The anti-CD70 program is licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to this program.

•
Iovance

In May 2026, Iovance announced that a Phase 1/2 trial, IOV-GM1-201, is enrolling using IOV-4001, a PD-1 inactivated TIL therapy, in previously treated advanced melanoma and NSCLC.

•
AstraZeneca

Activities are continuing under the Joint Research and Collaboration Agreement with AstraZeneca, which leverages Cellectis’ gene editing expertise and manufacturing capabilities to develop up to 10 novel cell and gene therapy products for areas of high unmet medical need, including oncology, immunology and rare genetic disorders.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

The hemato-oncology field of our clinical stage product candidates has continued to attract new actors and expanded clinical activity industry-wide, and we continue to monitor the implications of this evolving competitive environment for our own pipeline prioritization.

Key events of the six-month period ended June 30, 2026

•
BALLI-01 Study (lasme-cel)

In June 2026, Cellectis received FDA Regenerative Medicine Advanced Therapy (RMAT) designation for lasme-cel for treatment of r/r CD22 positive B-ALL. This designation was granted based on the Phase 1 BALLI-01 clinical data, demonstrating promising efficacy and a manageable safety profile. It reflects the FDA's recognition of the potential of lasme-cel to address the unmet medical need faced by patients with r/r B-ALL.

In June 2026, Cellectis presented full Phase 1 data from the BALLI-01 trial at an oral presentation at the European Hematology Association (EHA) 2026 Annual Congress. 45 patients were treated in third line and beyond (3L+), including 15 at the recommended Phase 2 dose (RP2D), and 7 in the target Phase 2 population. Patients were heavily pretreated with those in the target Phase 2 population receiving a median of 5 prior lines of therapy (range 2-11); 82% of patients were previously treated with blinatumomab, 53% with CD19 CAR-T, 56% with CD22-directed antibody-drug conjugate (ADC) and 47% had a prior hematopoietic stem cell transplantation (HSCT). In the target Phase 2 population, an overall response rate (ORR) of 100% (7/7) was achieved with a complete remission/complete remission with incomplete count recovery (CR/CRi) rate of 57% (4/7), of whom 75% achieved minimal residual disease (MRD) negative status. All responding patients proceeded to HSCT. Lasme-cel demonstrated a manageable safety profile, with grade ≥ 3 cytokine release syndrome (CRS) and Immune effector cell-associated neurotoxicity syndrome (ICANS), each occurring in 4% of patients. Immune effector cell-associated hemophagocytic lymphohistiocytosis-like syndrome (IEC-HS) ≥ grade 3 occurred in 2% of patients. All events were resolved.

In June 2026, the UK MHRA approved the initiation of the Phase 2 study of BALLI-01 in the UK.

In July 2026, enrollments in the Phase 2 BALLI-01 study in France, Italy and Spain have been authorized.

•
NATHALI-01 Study (eti-cel)

In June 2026, Cellectis presented translational data highlighting the key drivers of response at a poster presentation at the EHA 2026 annual congress. As of the February 2026 data cutoff, 14 patients with r/r B-NHL had been treated across three dose levels, in a heavily pretreated population with a median of 3 prior lines of therapy, 93% of whom had received prior CD19-directed CAR-T therapy. In the optimal dose cohort (n=8), ORR and complete response (CR) were 88% and 63%, respectively. The analysis identified that higher alemtuzumab exposure was associated with a lower inflammatory homeostatic milieu prior to eti-cel infusion, enhanced eti-cel expansion, and higher response rates. Additionally, responders demonstrated sustained low‑level interleukin 2 (IL‑2) secretion versus non-responders. These findings support a weight-based alemtuzumab dosing regimen, currently under investigation to optimize lymphodepletion. Subcutaneous low-dose IL-2 is also being evaluated to further enhance eti-cel expansion and response.

Cellectis continues to focus on the enrollment of patients in the BALLI-01 (lasme-cel) and NATHALI-01 (eti-cel) studies.

•
Changes to the Board of Directors

The shareholder meeting which took place on June 25, 2026, approved the renewal of Mr. Jean-Pierre Garnier, Mr. Laurent Arthaud, Mr. Rainer Boehm and Ms. Cécile Chartier as members of the Board of Directors of Cellectis.

Key events post June 30, 2026

None.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net operating losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for the foreseeable future. As we assess the evolving competitive landscape for our allogeneic CAR-T product candidates, including the entry of additional competitors and potential market saturation, such factors may result in adjustments in the pace or focus of our research and development investments.

Many factors drive our anticipated expenses, including:

•
progression of our clinical trials BALLI-01, and NATHALI-01;
•
continuation of the advancement of the research and development of our current and future immuno-oncology product candidates;
•
advancement of our research and development efforts for our cell and gene therapy product candidates;
•
further development and refinement of the manufacturing process for our immuno-oncology product candidates;
•
maintenance of our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continued production at our in-house manufacturing facilities and changes or additions of additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;
•
potential to seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;
•
potential establishment of a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•
continued research and development across programs to seek to identify and validate additional product candidates;
•
our potential acquisition or in-licensing of other product candidates, technologies or biological material;
•
possible milestone or other payments that may be need to be paid under any in-license agreements;
•
the maintenance, protection and expansion of our intellectual property portfolio;
•
our seeking to attract and retain new and existing skilled personnel;
•
the possibility that we experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and new collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim condensed consolidated financial statements for the six-month period ended June 30, 2026 have been prepared in accordance with International Accounting Standard 34 ("IAS 34") - Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the six-month periods ended June 30, 2025 and 2026

Revenues

	For the six-month period ended June 30,		% change
	2025	2026	2026 vs 2025
Collaboration agreements	26,869	10,669	-60.3%
Other revenues	511	337	-33.90%
Revenues	27,380	11,006	-59.8%

Revenues were $11.0 million for the six-month period ended June 30, 2026, primarily reflecting the recognition of $10.7 million related to performance obligations satisfied under the Research Plans of the AZ JRCA with AZ Ireland, compared with $26.9 million recognized during the corresponding period in 2025. The $16.4 million decrease in revenues was primarily driven by the level of activities performed under the Research Plans during the period.

Other income

	For the six-month period ended June 30,		% change
	2025	2026	2026 vs 2025
Research tax credit	2,842	3,446	21.2%
Other income	-	-	-
Other income	2,842	3,446	21.2%

The $0.6 million increase in other income between the six-month periods ended June 30, 2025 and 2026 was primarily attributable to a higher research tax credit resulting from increased eligible R&D expenses, as well as favorable foreign exchange effects.

Research and development expenses

	For the six-month period ended June 30,		% change
	2025	2026	2026 vs 2025
Personnel expenses	(19,307)	(23,781)	23.2%
Purchases, external expenses	(16,071)	(19,758)	22.9%
Depreciation and amortization expenses (incl. right of use amortization)	(9,229)	(8,232)	-10.8%
Other	(405)	(393)	-3.0%
Research and development expenses	(45,012)	(52,165)	15.9%

During the six-month period ended June 30, 2026, research and development expenses increased to $52.2 million from $45.0 million in the corresponding period in 2025. The $7.2 million increase was primarily attributable to higher personnel expenses and higher purchases and external expenses, partially offset by a decrease in depreciation and amortization expenses.

Personnel expenses increased by $4.5 million, from $19.3 million in 2025 to $23.8 million in 2026, reflecting changes in our R&D headcount and higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price.

Purchases and external expenses increased by $3.7 million, from $16.1 million in 2025 to $19.8 million in 2026, primarily attributable to higher clinical development costs related to our BALLI-01 and NATHALI-01 studies.

These increases were partially offset by a $1.0 million decrease in depreciation and amortization expenses, primarily attributable to the expiration in January 2026 of the contractual lease term for equipment at our Raleigh manufacturing facility.

Selling, general and administrative expenses

	For the six-month period ended June 30,		% change
	2025	2026	2026 vs 2025
Personnel expenses	(4,153)	(5,319)	28.1%
Purchases, external expenses	(4,440)	(4,675)	5.3%
Depreciation and amortization expenses (incl. right of use amortization)	(718)	(715)	-0.5%
Other	(469)	(620)	32.3%
Selling, general and administrative expenses	(9,780)	(11,329)	15.8%

During the six-month period ended June 30, 2026, selling, general and administrative expenses increased to $11.3 million from $9.8 million in the corresponding period in 2025. The $1.5 million increase was primarily attributable to a $1.2 million increase in personnel expenses, mainly reflecting higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price.

Other operating income

	For the six-month period ended June 30,		% change
	2025	2026	2026 vs 2025
Other operating income	804	353	-56.1%

Between the six-month periods ended June 30, 2025 and 2026, the other operating income decreased by $0.5 million.

Net financial gain (loss)

	For the six-month period ended June 30,		% change
	2025	2026	2026 vs 2025
Financial income	11,578	16,568	43.1%
Financial expenses	(29,675)	(7,392)	-75.1%
Net Financial gain (loss)	(18,098)	9,176	-150.7%

Between the six-month periods ended June 30, 2025 and 2026, the net financial gain (loss) improved by $27.3 million, from a net financial loss of $18.1 million to a net financial gain of $9.2 million, due to a $5.0 million increase in financial income and a $22.3 million decrease in financial expenses.

The $5.0 million increase in financial income was primarily attributable to (i) a $7.0 million increase in non-cash gains recognized from fair value measurements, mainly reflecting an $8.7 million gain on the fair value measurement of the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") (see note 12) in the six months ended June 30, 2026, compared with a $1.2 million gain in the same period in 2025, partially offset by (ii) a $1.7 million decrease in interest income earned on cash, cash equivalents and financial assets, and (iii) a $0.4 million decrease in foreign exchange gains.

The $22.3 million decrease in financial expenses was primarily attributable to a $22.8 million decrease in foreign exchange losses, mainly resulting from the appreciation of the US dollar against the euro.

Income tax

The effective income tax rate for the six-month period ended June 30, 2026 is -0.2%, compared with 0.0% for the six-month period ended June 30, 2025.

Net income (loss)

	For the six-month period ended June 30,		% change
	2025	2026	2026 vs 2025
Net loss	(41,863)	(39,584)	-5.4%

The $2.3 million decrease in net loss, from $41.9 million in the six-month period ended June 30, 2025 to $39.6 million in the six-month period ended June 30, 2026 was mainly due to (i) a $27.3 million improvement in net financial result, from a net financial loss of $18.1 million as of June 30, 2025 to a net financial gain of $9.2 million as of June 30, 2026, partly offset by (ii) a $24.9 million increase in operating loss.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations in nearly each year since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, debt financings, government grants (including payments of research tax credits), and payments received under collaboration and licensing agreements with third parties.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of June 30, 2026, we had cash and cash equivalents of $35.6 million and fixed-term deposits of $131.1 million classified as current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. As of June 30, 2026, our cash and cash equivalents were held in bank accounts and fixed-term bank deposits, primarily located in France. The portion of cash and cash equivalents, fixed term deposits and restricted cash denominated in U.S. dollars is $106.0 million as of June 30, 2026.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the six-month periods ended June 30, 2025 and 2026.

	For the six-month period ended June 30,
	2025	2026
	$ in thousands
Net cash used in operating activities	(27,470)	(29,694)
Net cash from (used in) investing activities	(48,494)	12,547
Net cash used in financing activities	(8,361)	(8,152)
Total	(84,325)	(25,299)
Effects of exchange rate changes on cash and cash equivalents	883	(644)

During the six-month period ended June 30, 2026, net cash used in operating activities of $29.7 million was primarily driven by payments to suppliers of $26.9 million and payroll-related payments (including salaries, bonuses and social charges) totaling $28.5 million, partially offset by $16.8 million of cash received from customers, $4.9 million of interest received on financial investments, $1.9 million from VAT credit reimbursements and $1.2 million of reimbursements of social charges on forfeited stock options following the favorable resolution of a claim with the French social tax authorities.

During the six-month period ended June 30, 2025, net cash used in operating activities of $27.5 million was primarily driven by payments to suppliers of $23.2 million, and payroll-related payments (including salaries, bonuses and social charges) totaling $23.6 million, partially offset by $13.4 million of cash received from customers and $5.1 million of income on financial investments.

During the six-month period ended June 30, 2026, net cash provided by investing activities of $12.5 million primarily reflected the net proceeds from fixed-term bank deposits (classified as current financial assets in the interim condensed statement of consolidated financial position) of $10.9 million and cash inflows of $2.0 million from other current financial assets previously subject to restrictions (restricted cash), partially offset by $0.5 million of capital expenditures.

During the six-month period ended June 30, 2025, net cash used in investing activities of $48.5 million primarily reflected the net investments in fixed-term bank deposits (classified as current and non-current financial assets in the interim condensed statement of consolidated financial position) of $47.8 million and capital expenditures of $0.7 million.

During the six-month period ended June 30, 2026, our net cash used in financing activities of $8.2 million primarily reflected repayments of $2.7 million under the "PGE" loan, and lease liability payments of $5.4 million.

During the six-month period ended June 30, 2025, net cash used in financing activities of $8.4 million primarily reflected repayments of $2.6 million under the "PGE" loan and lease liability payments of $5.4 million.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers (CROs) involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payments and royalty expenses related to our in-licensing agreements with different parties including Life Technologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations since inception primarily through private and public offerings of our equity securities, debt financings, government grants (including payments of research tax credits), and payments received under collaboration and licensing agreements with third parties.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks associated with the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

With cash and cash equivalents of $35.6 million and deposits of $131.1 million as of June 30, 2026, the Company believes its cash and cash equivalents and deposits will be sufficient to fund its operations into the fourth quarter 2027 and therefore for at least twelve months following the unaudited interim condensed consolidated financial statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•
the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;
•
the capacity of manufacturing our products in France and in the United States;
•
the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;
•
the ability of our product candidates to progress through clinical development successfully;
•
the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•
the costs of defending any litigations or the outcome of any litigations
•
our need to expand our research and development activities;
•
our need and ability to hire additional personnel;
•
our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;
•
the effect of competing technological and market developments, including increasing competitive density in the hemato-oncology field, which could influence how we prioritize capital among our immuno-oncology and other gene therapy programs;
•
the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

As of June 30, 2026, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk" in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until June 30, 2026.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2025.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. See “Part I – Financial Information—Item 1. Unaudited Interim Condensed Consolidated Financial Statements—Note. 18. Provisions,” which updates and supplements the information regarding the Legal Matters in Part I, Item 8. of our Annual Report. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Note 18. Provisions”

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2025.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.